LAW – WEST

ANDERSON CALL & WILKINSON

A PROFESSIONAL CORPORATION

110 SOUTH REGENT STREET, SUITE 200

SALT LAKE CITY, UTAH 84111

TELEPHONE: (801) 521-3434

FAX: (801) 220-0625

August 31, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood, Staff Attorney

Re:

Geo Point Resources, Inc.

Amendment No. 2 to Information Statement on Schedule 14C

Filed August 31, 2018

File No. 000-55150

Dear Ms. Haywood:

This letter responds to the Commission’s comment letter of August 21, 2018.  Geo Point Resources, Inc. has filed Amendment No. 2 to its Information Statement on Schedule 14C which contains changes responsive to the Commission’s comment.

Comment - General

Please amend your filing to include updated interim financial statements of TORtec all required financial statements of Geo Point Resources, Inc.  Refer generally to Item 14(c) of Schedule 14A.

Response to Comment

TORtec Group was acquired by Geo Point Resources, Inc. on December 4, 2017.  Since that date TORtec Group has been a wholly-owned subsidiary of Geo Point Resources, Inc., and the financial statements for the two companies have been prepared on a consolidated basis, and filed with the Annual and Quarterly Reports of Geo Point Resources, Inc.  As a result, and to respond to the Commission’s comment, Geo Point has added a sentence in the following sections of the Schedule 14C: Financial Statements of TORtec Group, Unaudited Pro Forma Financial Statements of the Company and TORtec Group, and Additional Information, which reads as follows:

“For more recent consolidated financial statements of Geo Point Resources, Inc. which are consolidated with its wholly-owned subsidiary, TORtec Group, please refer to the Annual Report of Geo Point Resources, Inc. for the period ended March 31, 2018, and the Quarterly Report of Geo Point Resources, Inc. for the period ended June 30, 2018, which are incorporated herein by this reference and made a part hereof.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Sherry Haywood, Staff Attorney

August 31, 2018

Additional Changes

The “August” dates in the filing have been changed to “September” in anticipation that this filing will clear the Commission’s review soon.

If you have any questions concerning this letter, please let me know

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh

cc: Stephen H. Smoot

LTRS/7643